Filed by Bristol-Myers Squibb Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Celgene Corporation
Commission File No.: 001-34912

Explanatory Note: The following slides were provided to employees of Celgene Corporation on January 29, 2019.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), Bristol-Myers Squibb and Celgene will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Bristol-Myers Squibb registration statement on Form S-4 that will include a joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a prospectus of Bristol-Myers Squibb, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Bristol-Myers Squibb and Celgene. INVESTORS AND SECURITY HOLDERS OF BRISTOL-MYERS SQUIBB AND CELGENE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Bristol-Myers Squibb will be available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html.  Copies of the documents filed with the SEC by Celgene will be available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.

Certain Information Regarding Participants

Bristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 13, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018. Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 7, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2018, June 19, 2018 and November 2, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control.

Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to non-GAAP earnings per share, capital structure, debt repayment, adjusted leverage ratio and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Bristol-Myers Squibb nor Celgene assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

     Knowing there’s a team of caring experts gives me hope and lets me embrace a life not defined by my disease.Mitra GhandeharizadehAwaiting a treatment option for her autoimmune disease; her mother Faranak Nikfar is a BMS Research Fellow working toward that goal.  “  ”    COMPANY OVERVIEW

     To discover, develop and deliver innovative medicines that help patients prevail over serious diseases.  Our Mission

   Our Commitment  To our patients and customers, employees, global communities, shareholders, environment and other stakeholders:  We promise to act on our belief that the priceless ingredient of every product is the integrity of its maker.  governance and high standards of ethical behavior   transparency to improve understanding of needs   commitment to economic, social and environmental sustainability  Wepromise…

   John Ripley Myers1864-1899    Dr. Edward Robinson Squibb1819-1900  Our Founders – A Legacy of Innovation    William McLaren Bristol1860-1935   Clinton Pharmaceuticals founded in 1887  Squibb Laboratories founded in 1858  Bristol-Myers Squibb formed in 1989

 how we work together for patients  The very best company known for   transformational medicinessuperior competitive performanceenergizing work experienceuncompromising ethics   OUR    Our Vision  Accountability  Innovation  Passion  Speed

Bristol-Myers Squibb at a Glance



Chairman & CEO
Giovanni Caforio



Business
Biopharmaceuticals

$22.6 BILLION

BMY NYSE

In Revenue
2018

~23,000 Employees

www.bms.com

$5.1* BILLION INVESTED IN R&D In 2018

OPDIVO	$6.7 Billion	**+36%**
ELIQUIS	$6.4 Billion	**+32%**
ORENCIA	$2.7 Billion	**+9%**
SPRYCEL	$2.0 Billion	**0%**
YERVOY	$1.3 Billion	**+7%**

2018 Largest-Selling Products

* This non-GAAP amount excludes significant upfront and milestone payments for business development transactions and other specified R&D items. A reconciliation of GAAP to non-GAAP measures can be found on our website at www.bms.com.

WHO ARE YOU WORKING FOR?

NOT FOR PRODUCT PROMOTIONAL USE

Bristol-Myers Squibb 6

 Our Strategic Foundation      Diversified Specialty BioPharma  Best of BIOTECH  Best of PHARMA    INNOVATION  Focused and Integrated  The Best PEOPLE helping patients in their fight against serious disease

 Bristol-Myers Squibb Delivering in 2018  DELIVERING bythe NUMBERS  9%GROWTHVS. 2017  PRODUCT REVENUES$ BILLIONS  $22.6BILLION in Revenue  Other*  * Includes Empliciti, Baraclude, Sustiva, Reyataz, Hepatitis C franchise and Other Brands

 Europe  25%  2018 Global Sales  Rest of the World  13%  United States  56%  Japan  6%  $2.9B  $22.6BILLION in Revenue

   RESULTS  25%*    $6.0 Billion in Sales  10% Growth*  EPS results presented on a non-GAAP basis. Reconciliations are available at www.bms.com.  *vs Q4 2017  $0.94  Non-GAAP EPS  2%*  43%*    Business Update  Q4 2018    33%*    $384 M  $1.7 B  $1.8 B  $536 M    10%*    $731 M

 Our People are Our Competitive Advantage  Cultivate Great Managers and Leaders  Build our Talent  Drive Global Diversity & Inclusion  Foster Rewarding Careers  Create an Energizing Work Experience

 Strong Commitment to Diversity and Inclusion  To create a powerfully diverse workforce and a broadly inclusive culture to bring out the best in every person and advance our company mission to discover, develop and deliver innovative medicines to help patients prevail over serious diseases  To Make BMS the Company Where …Every individual feels valued, respected and appreciated for their authentic selfWe maximize human potential by enabling every individual to feel a sense of belongingWe drive business results and global innovation for our stakeholders, our patients, and our communities  OUR MISSION  OUR VISION    OUR STRATEGY  Bend theCurve on Representation    Accelerate Momentum with the People and Business Resource Groups    Shape the Culture and Ignite the Workforce    Drive External Relationships with Purpose

 People and Business Resource Groups      A Key GD&I Strategy and Transformative Business Model: Driving Business Results in Talent Management/ STEM, Business Insights-Diversityin Clinical Trials, and Corporate Reputation and Community Responsibility  15,300+ members worldwide, 45 countries, 104 chapters globally   17%HigherPromotion Rate  18%Lower Attrition Rate  3XHigher Levelof engagement

     Speed  Accountability  Innovation  Passion  We act withURGENCYand AGILITY  We own our OUTCOMESand the OUTCOMES of OTHERS  We embraceNEW IDEAS  We pursue EXCELLENCE tohelp patients PREVAIL  EVERYTHING WE DO is rooted in our commitment to the highest standards of QUALITY, UNCOMPROMISING ETHICS, COMPLIANCE and INTEGRITY.

 20 YEARS ON 100 BEST!    A Great Place to Work      A Most Admired Companyin Supplier Diversity    Fortune  2017 ACE Award Recipient

 Investing for the Future  Princeton Pike, Lawrence Twp, NJ  Expanding and improving upon our R&D and Manufacturing reach through improved technology, more efficient design and workspaces that enable collaboration, creativity and innovation  Cambridge, MA  Lawrenceville, NJ  R&D  Devens, MA  GPS  Redwood City, CA  New Brunswick, NJ  Cruiserath, Ireland

 on a non-GAAP basis*   $5.1  BILLION  R&D: Delivering Innovative Medicines to Patients  12 new medicines for Patients since 2011  * This non-GAAP amount excludes significant upfront and milestone payments for business development transactions and other specified R&D items. A reconciliation of GAAP to non-GAAP measures can be found on our website at www.bms.com.  ~5,700R&D Colleagues Worldwide  40  compounds in development  Increase over 2017.  5  PERCENT  R&D Investment  IN 2018

 Global Product Development & Supply (GPS)    A global, internally and externally integrated, product development and clinical and commercial manufacturing supply network  Supplying   MarketsGlobally  82  A portfolio of   Products  71    Scientific and technical expertise across multiple technology platforms  Committed to excellence in safety, quality and compliance  Culture of Operational Excellence with deep Lean Six Sigma capabilities  7,000+ colleagues located across the US, Europe and Asia   manufacturingand processdevelopment sites  15  Internal network of  contractmanufacturingpartner sites  100+    External network of   Data as of April 1, 2018

   Bringing in external innovation is critical to augment our internal innovationCombining innovative science, research and technology with our capabilities and expertiseEssential to executing our R&D strategy and evolving our portfolio  Business Development Strategy  Partnering to speed transformational medicines to patients  We take a distinct, decisive approachto partnering that leverages thebest of BMS and the best of partners

Business Development Has Been Key To Our Company

1989 – Bristol-Myers & Squibb merger

2001
Acquisition of Dupont
Clairol sold (hair care)
Zimmer spun-off (orthopedic devices)

2005
Consumer Medicines sold to Novartis

2007
Partnership with Pfizer on Eliquis
BioPharma Strategy
String of Pearls
Adnexus acquired

2008
Convatec sold (wound care)

2009
Acquisition of Medarex
Mead Johnson spun-off (nutritionals)

2013
Divestiture of diabetes

2018
Partnership with Janssen on Factor XIa (April)
Agreement to sell European OTC business (December)

January 2019 – Celgene agreement

WHO ARE YOU WORKING FOR?
NOT FOR PRODUCT PROMOTIONAL USE
Bristol-Myers Squibb
20

   Immunoscience  Cardiovascular  Fibrotic Diseases  Oncology  Our Pipeline Has Been Bolstered By Key Partnering and Acquisition Activity…

   ClinicalCollaborations  Translational Medicine  Leverage Equity / Venture Capital Investments  … As Well as Extensive Clinical and Translational Medicine Collaborations and Other Creative Business Development Activities

   Collaborate with advocacy and policy organizations and other key stakeholders  A trusted partner in shaping global health policy, maximizing patient access to innovative medicines, and promoting a strong climateof biopharmaceutical innovation  Update stakeholders on government affairs, policy, advocacy, cost and value  International Federationof PharmaceuticalManufacturers & Associations  Shape external landscape for better valuation of I-O and respective resource allocation  Global Policy Advocacy& Government Affairs

 www.bms.com/sr/foundation  Global Cancer Disparities Initiative Lung and other cancers in the USLung, women’s and pediatric cancer in AfricaCancer nursing in Central & Eastern EuropeHepatitis B/C in China and IndiaCardiovascular disease in the USVeterans Mental Health and Wellbeing in the US  Bristol-Myers Squibb Foundation  The mission of the Bristol-Myers Squibb Foundation is to promote health equity and improve the health outcomes of populations disproportionately affected by serious diseases

 Global HOPE (Hematology-Oncology Pediatric Excellence)  $50 millionin catalytic fundingover next 5 years  Bristol-Myers Squibb Foundation and partners* launched an innovative pediatric oncology treatment network that will help build long-term capacity to treat and dramatically improve the prognosis of thousands of children with blood disorders and cancer in southern and east Africa   The Global HOPE initiative aims to treat more than 5,000 children and train thousands of healthcare professionals within the region.  “Our goal is and must continue to be that no child – anywherein the world – should die from cancer. But at a minimum,all children should have the same fighting chance.” Giovanni Caforio  * Partners include Baylor College of Medicine (raising an additional $50 million), Texas Children’s Hospital and the governments of Botswana, Uganda and Malawi

           63,864  18  233,945  Orders Distributed  Number of ProductsDonated to PAF  $1.01B   Total DonationValue**  375,586  Calls Received  <1 Day  Turnaround Time   Average Household Income of Recipient  $29.8K     Unique Patients WhoReceived Free Product  2017 Donor Summary*  BMS Patient Assistance Foundation:   * Includes unaudited data through December 31, 2017.** Donation value includes Bulk Donations.

Our Environmental Accomplishments

GO GREEN ACTIVITIES included ACTIONS on styrofoam REDUCTION in cafeterias, COMPOSTING pilots, REUSABLE cups and mugs, REDUCING ENERGY, WATER AND WASTE in the WORKPLACE

INSTALLED A **1,700 KW** SOLAR PHOTOVOLTAIC project at the HOPEWELL, N.J. site – enough to power **200** HOMES



Logistics INITIATIVES CHANGING the mode of PRODUCT SHIPMENT from AIR TO OCEAN:
Reduced CO^2 emissions **95%**
Lowered annual transportation costs by **$7,000,000**

WHO ARE YOU WORKING FOR?
NOT FOR PRODUCT PROMOTIONAL USE
Bristol-Myers Squibb
27

Initially launched in October 2015, Who Are You Working For? celebrates our unified mission as well as the unique culture we are all a part of. People and patients are at the center of everything we do. When we ask employees who they work for, the answer is always: WE WORK FOR PATIENTS.  www.bms.com/about-us  Who Are You Working For?

     Global Patient Week

     In every part of our organization and in every part of the world, our work continues to be driven by an unwavering commitment to the people at the center of everything we do – our patients and their families.  – Giovanni Caforio, M.D., Chief Executive Officer  “  ”